Exhibit 99.1

Mereo BioPharma Group plc

Notice of General Meeting

London and Redwood City, Calif., September 4, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, today announces a General Meeting of the Company to be held at 11:00 a.m. on 28 September 2020 at 1 Cavendish Place, London W1G 0QF, United Kingdom.

A copy of the Notice of General Meeting is available on the Company’s website: https://www.mereobiopharma.com/gm-20-09 and the Notice of General Meeting or, as appropriate, a notification of its availability online, will be posted to shareholders shortly.

Under the Companies Act 2006, the directors of a public company are required to lay its annual accounts and reports before the company in general meeting by not later than the end of the period for the filing of those accounts and reports with the Registrar of Companies. The period for filing the annual accounts and reports is ordinarily six months from the accounting reference date. However, earlier this year the Company was granted a three-month extension of this period by Companies House to 30 September 2020 in respect of its annual report and accounts for the financial year ended 31 December 2019 (the “Annual Accounts”).

The Company’s annual general meeting (the “AGM”) was held on 29 June 2020. The Annual Accounts were published by the Company on 16 June 2020 but not in time for them to be laid before the AGM. Accordingly, the Directors are now convening the General Meeting at which the Annual Accounts will received by the shareholders.

Attendance at the General Meeting

On 23 March 2020, the UK Government published compulsory measures on staying at home and away from others (social distancing) to address the spread of COVID-19. The measures became law in England on 26 March 2020. The Company and its shareholders are required to comply with these measures in the holding of the General Meeting. To assist companies and shareholders to comply with the measures, the UK Government has temporarily allowed companies to suspend shareholders’ ability to attend meetings in person. In light of these measures, it is expected that the General Meeting will be held as a closed meeting and shareholders will not be allowed to attend the General Meeting in person. Accordingly, all shareholders are encouraged to appoint the Chairman of the General Meeting as proxy to vote on the proposed resolutions. If the COVID-19 measures are continuing at the time of the General Meeting, any shareholder seeking to attend the General Meeting in person will be refused entry.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. Mereo’s lead oncology product candidate, etigilimab (“Anti-TIGIT”), has completed a Phase 1a dose escalation clinical trial in patients with advanced solid tumors and has been evaluated in a Phase 1b study in combination with nivolumab in select tumor types. Mereo’s rare disease product portfolio consists of setrusumab, which has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (“OI”), as well as alvelestat, which is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”).

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

N+1 Singer (Nominated Adviser and Broker to Mereo)	+44 (0)20 7496 3081
Phil Davies

Will Goode
Aubrey Powell

Burns McClellan (US Investor Relations Adviser to Mereo)	+1 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com